Exhibit 99.1

Provident Announces 2009 Annual and Fourth Quarter
Results, 2009 Reserves Information and March Cash
Distribution

News Release 04-10
March 11, 2010

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced its 2009 fourth quarter interim and audited 2009 annual financial and operating results, 2009 reserves information and the March cash distribution of $0.06 per unit. A summary of Provident’s 2009 year-end oil and natural gas reserves is available on Provident’s website at www.providentenergy.com. Provident’s statement of reserves data and other oil and gas information and accompanying reports under National Instruments 51-101 have been filed on SEDAR and are available under Provident’s issuer profile at www.sedar.com.

“We are proud of Provident’s accomplishments in 2009,” said Provident’s President and Chief Executive Officer, Tom Buchanan.  “Provident generated cash flow of $264 million and achieved a payout ratio of 74 percent. In addition, we successfully repositioned the Upstream business for higher impact growth through the sale of approximately 6,200 boed of non-strategic properties. In Midstream, we focused on expansion of our infrastructure assets through both strategic acquisitions and internal development. Provident also improved its flexibility, efficiency and competitiveness by reducing debt and streamlining the organizational structure. As a result, Provident is very well positioned to execute value-driven growth opportunities in both business units.”

2009 Summary

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Consolidated funds flow from continuing operations decreased 49 percent to $264 million ($1.01 per unit) in 2009, compared to $518 million ($2.03 per unit) in 2008, due primarily to significantly lower commodity prices, higher extraction premiums and reduced oil and gas production, reflecting the sale of non-strategic upstream assets and natural declines.

•	Unitholder distributions totaled $0.75 per unit resulting in a payout ratio of 74 percent for 2009, compared to 68 percent in 2008 when Provident distributed $1.38 per unit.

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Bank debt was reduced by 48 percent to $265 million at the end of 2009, from $505 million at the end of 2008. At December 31, 2009, Provident had a total capacity of $1.03 billion in its revolving term credit facility. Following the recent completion of the West Central Alberta asset disposition, Provident’s outstanding bank debt is approximately $80 million and the credit facility now has a total capacity of $980 million.

Provident Midstream

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Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) from Provident Midstream was $182 million for 2009, down 14 percent from $213 million in 2008. This decline reflects lower natural gas liquids (NGL) product margins, higher extraction premiums at Empress and lower sales volumes, caused by a decrease in natural gas flows and reduced demand for NGL year over year.

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Provident grew its stable fee-for-service margin in 2009, increasing gross operating margin from the commercial services business line by 37 percent to $64 million from $47 million in 2008. This increase reflects incremental condensate storage revenue, increased handling activity at Provident’s recently expanded condensate rail offloading facility and higher third-party processing fees at the Redwater facility.

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Provident acquired an additional 6.15 percent interest in the Sarnia fractionation facility (operated by BP Canada) for $18.5 million. The purchase increases Provident’s ownership in the facility to 16.5 percent and enhances the propane-plus fractionation capacity in the Empress East System by approximately 7,400 barrels per day (bpd).

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Provident completed construction of two new fully contracted caverns at its Redwater facility, adding 1 million barrels (mmbbl) of NGL storage capacity, increasing total net capacity at Redwater to approximately 6 mmbbl. Provident also completed a 15,000 bpd expansion of the condensate rail terminal at Redwater, increasing the total rail offloading capacity of the facility to approximately 75,000 bpd.

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In November 2009, Provident announced an agreement for the purchase of a hydrocarbon storage facility in Corunna, Ontario. Located in close proximity to Provident’s Sarnia operations, the 1,000 acre site has an active cavern storage capacity of 12.1 mmbbl, 13 pipeline connections and a small rail offloading facility. The transaction is expected to close in the second quarter of 2010 and Provident intends to spend additional capital to increase the utilization of the facility for both commercial and operational storage.

Provident Upstream

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During the second half of 2009, Provident Upstream undertook an asset rationalization initiative designed to reposition Provident’s portfolio for growth by monetizing non-core properties. Provident divested non-strategic assets in Southeast and Southwest Saskatchewan and Lloydminster for total consideration of $323 million. Proceeds from these divestitures were used to repay long term debt.

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During the first quarter of 2010, Provident completed the sale of its West Central Alberta operating area for cash consideration of $177 million, after normal closing adjustments. Proceeds from this sale have also been applied to the revolving term credit facility.

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Production decreased 22 percent to approximately 21,600 barrels of oil equivalent per day (boed) in 2009, down from approximately 27,700 boed in 2008 due to the disposition of non-strategic assets, natural declines and the impact of the reduced 2009 capital program.

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Funds flow from operations in the Upstream business was $102 million in 2009 a decrease of 70 percent from $339 million in 2008, reflecting substantially lower oil and natural gas prices and lower production compared to the previous year.

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Capital spending totaled $91 million in 2009, down 57 percent from $209 million in 2008. The 2009 capital program was focused primarily on crude oil drilling and completion activities, facilities in Northwest Alberta and the implementation of the waterflood enhanced recovery program in the Peace River Arch / Dixonville area. During the year, Provident drilled 12.3 net oil and natural gas wells with a 98 percent success rate.

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Total proved plus probable oil and gas reserves at year-end decreased 29 percent to 70 mmboe from 98 mmboe in 2008, primarily due to asset dispositions and production during the year. Total proved plus probable reserve life index (RLI) increased to 12.5 years in 2009 from 10.0 years in 2008. Total proved plus probable reserves adjusted to exclude the West Central Alberta assets that were sold in the first quarter of 2010 are 56 mmboe, while proved plus probable RLI following this disposition is 14.6 years.

Provident Energy 2009 Annual and Fourth Quarter Results

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Finding and development (F&D) costs, excluding revisions and including future development costs (FDC) were $13.01 per boe of proved reserves in 2009 and $18.87 per boe of proved reserves when revisions are included. F&D costs, excluding revisions and including FDC were $12.71 per boe of proved plus probable reserves in 2009 and were not determinable for proved plus probable reserves when revisions are included, as downward probable reserve revisions exceeded additions.

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Three year average finding, development and acquisition (FD&A) costs, excluding revisions and including FDC were $39.09 per boe of proved reserves in 2009 and $41.67 per boe of proved reserves when revisions are included. Three year average FD&A costs, excluding revisions and including FDC were $23.06 per boe for proved plus probable reserves in 2009 and $32.68 per boe of proved plus probable reserves when revisions are included.

2009 Fourth Quarter Summary

“Provident delivered strong results in the fourth quarter of 2009,” said Tom Buchanan. “We achieved a fourth quarter payout ratio of 62 percent, reflecting a substantial recovery in year-over-year NGL prices and the continuing growth in Provident’s commercial services business line.”

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Funds flow from operations decreased 7 percent to $76 million ($0.29 per unit) in the quarter, compared to $82 million ($0.32 per unit) in the fourth quarter of 2008, reflecting stronger margins in the Midstream business unit offset by lower production and funds flow in the Upstream business unit.

•	Payout ratio was 62 percent in the fourth quarter of 2009, an improvement from 95 percent in the fourth quarter of 2008.

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Provident Midstream delivered adjusted EBITDA of $61 million in the fourth quarter of 2009, up 62 percent from $38 million in the fourth quarter of 2008, reflecting stronger NGL margins and increased fee-for-service revenues, partially offset by lower sales volumes.

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Provident Upstream oil and natural gas production decreased 38 percent to approximately 16,800 boed in the fourth quarter of 2009, from approximately 26,800 boed in the fourth quarter of 2008, due primarily to the sale of non-strategic assets during the last half of the year and natural declines.

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Provident Upstream delivered funds flow from operations of $21 million in the fourth quarter of 2009, down 56 percent from $47 million in the fourth quarter of 2008 due to lower production and natural gas prices, partially offset by higher crude oil prices.

March 2010 Cash Distribution

The March cash distribution of $0.06 per unit is payable on April 15, 2010 and will be paid to unitholders of record as of March 22, 2010. The ex-distribution date will be March 18, 2010. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the TSX closing price on March 11, 2009 of $8.58, Provident’s yield is approximately 8 percent.

For unitholders receiving their cash distribution in U.S. funds, the March 2010 cash distribution will be approximately US$0.06 per unit based on an exchange rate of 0.9742. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2010 Outlook

Provident actively monitors commodity prices and overall market conditions on an ongoing basis and will continue to utilize available cash flow and manage capital resources to achieve a prudent balance between capital expenditures, distributions and long term debt.

Provident Energy 2009 Annual and Fourth Quarter Results

Provident Midstream has a capital budget of approximately $86 million for 2010, an increase of 135 percent compared to the 2009 capital program. The Trust plans to allocate approximately $17 million of this budget towards the expansion and construction of rail and truck terminalling infrastructure at the Corunna storage facility near Sarnia, upon completion of the acquisition. Provident anticipates that these upgrades will enhance operating flexibility and commercial opportunities at Sarnia. At Redwater, Provident will direct approximately $15 million towards advancing a 500,000 barrel condensate cavern that will be commissioned in early 2011, begin work on a second cavern of equal size slated for completion in 2012 and construct a brine pond to facilitate future cavern operations. Also at Redwater, approximately $18 million will be allocated to a debottlenecking initiative to increase overall propane-plus fractionation capacity by 8,000 bpd. Provident also plans to undertake a $4 million flare stack recovery initiative to capture and consume certain byproduct gases, increasing efficiency and reducing emissions. Provident also plans to direct approximately $3 million to construct a 12-truck offloading facility to add an additional option for receiving NGL supply at the Provident Empress Plant. The remainder of the Midstream 2010 capital budget will be used for additional expansion opportunities, facility optimization initiatives and normal course facility maintenance at Redwater, Empress and Sarnia.

Key drivers influencing the Midstream business include access to and cost of NGL mix and natural gas feedstock, power and fuel costs, and the demand for finished products including ethane, propane, butane and condensate. In 2010, as available propane-plus supply tightens relative to demand, pricing differentials in Eastern markets where Provident sells the majority of its Empress East production, may increase relative to other major propane hubs including Mont Belvieu and Conway.

Provident’s Upstream Business unit has a capital budget for 2010 of $52 million and plans to drill, recomplete or workover approximately 53 net oil and natural gas wells. Key initiatives in 2010 include approximately $6 million allocated towards the continuing development of the prospective Pekisko oil opportunity in Northwest Alberta where Provident is utilizing horizontal wells and multi-stage fracs. In 2010, the Trust is drilling two gross Pekisko wells with the participation of a 50 percent joint venture partner, as well as optimizing Provident’s existing Pekisko wells. Additionally, approximately $12 million will be directed towards the drilling, workover and recompletion of up to 27 net wells targeting oil and natural gas in the Northwest Alberta core area. Provident plans to allocate $16 million to the Peace River Arch / Dixonville core area, with approximately $7 million directed towards implementing the second phase of the water flood for enhanced recovery of Montney “C” crude oil at Dixonville, where Provident will drill two net wells, convert an existing well to a water injector and install four liners. Incremental production is expected to be added gradually as the reservoir responds to the water flood over the next 18 months.  Provident will also drill an additional three net oil wells in the Peace River Arch area. Approximately $17 million of the capital budget will be directed toward drilling and optimization activities in the Southern Alberta core area where Provident plans to participate in the drilling, workover or recompletion of approximately 17 net oil and natural gas wells. The reminder of the 2010 capital budget will be allocated to other minor initiatives.

Oil and natural gas production in 2010 is expected to average between 9,500 and 10,500 boed and will be weighted approximately 65 percent natural gas and 35 percent crude oil and liquids. The third-party pipeline operator has indicated to Provident that the previously announced pipeline disruption in Northwest Alberta should be resolved prior to the end of the first quarter. Intermittent volume curtailments are expected while the operator completes the remaining remediation work on the pipeline.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business and an oil and gas production business. Provident’s oil and gas portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident’s Midstream facilities are also strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced,

Provident Energy 2009 Annual and Fourth Quarter Results

increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

Provident Energy 2009 Annual and Fourth Quarter Results